Filed Pursuant to Rule 433

Registration Statement No. 333-215597

Dated September 14, 2017

U.S.$1,400,000,000

The Bank of Nova Scotia

U.S.$1,000,000,000 2.450% SENIOR NOTES DUE 2022

U.S.$400,000,000 FLOATING RATE SENIOR NOTES DUE 2022

U.S.$1,000,000,000 2.450% SENIOR NOTES DUE 2022

Issuer:	The Bank of Nova Scotia (the “Bank”)
Title of Securities:	2.450% Senior Notes due 2022 (the “Fixed Rate Notes”)
Principal Amount:	U.S.$1,000,000,000
Maturity Date:	September 19, 2022
Price to Public:	99.818%, plus accrued interest, if any, from September 19, 2017
Underwriters’ Fee:	0.350%
Net Proceeds to the Bank After Underwriters’ Fee and Before Expenses:	U.S.$994,680,000
Coupon (Interest Rate):	2.450%
Re-offer Yield:	2.489%
Spread to Benchmark Treasury:	T +70 basis points
Benchmark Treasury:	UST 1.625% due August 31, 2022
Benchmark Treasury Yield:	1.789%
Interest Payment Dates:	March 19 and September 19 of each year, commencing on March 19, 2018
Day Count / Business Day Convention:	30/360; Following, Unadjusted
Trade Date:	September 14, 2017
Settlement Date:	September 19, 2017 (T+3)
CUSIP / ISIN:	064159 KD7 / US064159KD73
Underwriters:

Underwriter	Principal Amount of 2.450% Senior Notes due 2022 to Be Purchased
Scotia Capital (USA) Inc.	U.S.$	210,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated		210,000,000
Citigroup Global Markets Inc.		160,000,000
J.P. Morgan Securities LLC		160,000,000
UBS Securities LLC		160,000,000
Barclays Capital Inc.		20,000,000
Desjardins Securities Inc.		20,000,000
Deutsche Bank Securities Inc.		20,000,000
Goldman Sachs & Co. LLC		20,000,000
Morgan Stanley & Co. LLC		20,000,000

Total	U.S. $	1,000,000,000

U.S.$400,000,000 FLOATING RATE SENIOR NOTES DUE 2022

Issuer:	The Bank of Nova Scotia

Title of Securities:	Floating Rate Senior Notes due 2022 (the “Floating Rate Notes,” and together with the Fixed Rate Notes, the “Notes”)

Principal Amount:	U.S.$400,000,000

Maturity Date:	September 19, 2022

Price to Public:	100.000%, plus accrued interest, if any, from September 19, 2017

Underwriters’ Fee:	0.350%

Net Proceeds to the Bank After Underwriters’ Fee and Before Expenses:	U.S.$398,600,000

Pricing Benchmark:	3-month USD LIBOR (Reuters LIBOR01)

Spread to Benchmark:	+ 62 basis points

Interest Payment Dates:	March 19, June 19, September 19 and December 19 of each year, commencing on December 19, 2017

Interest Determination Date:	The second London banking day preceding the first day of the relevant interest period

Day Count / Business Day Convention:	Actual/360; Modified Following, Adjusted

Trade Date:	September 14, 2017

Settlement Date:	September 19, 2017 (T+3)

CUSIP / ISIN:	064159 KE5 / US064159KE56

Underwriters:

Underwriter	Principal Amount of Floating Rate Senior Notes due 2022 to Be Purchased
Scotia Capital (USA) Inc.	U.S.$	84,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated		84,000,000
Citigroup Global Markets Inc.		64,000,000
J.P. Morgan Securities LLC		64,000,000
UBS Securities LLC		64,000,000
Barclays Capital Inc.		8,000,000
Desjardins Securities Inc.		8,000,000
Deutsche Bank Securities Inc.		8,000,000
Goldman Sachs & Co. LLC		8,000,000
Morgan Stanley & Co. LLC		8,000,000

Total	U.S.$	400,000,000

The following description will apply to the Floating Rate Notes:

Floating Rate Notes due 2022:

The Floating Rate Notes will bear interest for each interest period at a rate determined by the calculation agent. The calculation agent is Computershare Trust Company, N.A. until such time as the Bank appoints a successor calculation agent. The interest rate on the Floating Rate Notes for a particular interest period will be a per annum rate equal to three-month USD LIBOR as determined on the Interest Determination Date plus 0.62%. The Interest Determination Date for an interest period will be the second London business day preceding the first day of such interest period. Promptly upon determination, the calculation agent will inform the Trustee and the Bank of the interest rate for the next interest period. Absent manifest error, the determination of the interest rate by the calculation agent shall be binding and conclusive on the holders of the Floating Rate Notes, the Trustee and us. A London business day is a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

Interest on the Floating Rate Notes will be paid to but excluding the relevant interest payment date. The Bank will make interest payments on the Floating Rate Notes quarterly in arrears on March 19, June 19, September 19 and December 19 of each year, commencing on December 19, 2017, to the person in whose name those Floating Rate Notes are registered on the preceding March 4, June 4, September 4 and December 4, whether or not a business day. Interest on the Floating Rate Notes will accrue from and including September 19, 2017, to but excluding the first interest payment date and then from and including the immediately preceding interest payment date to which interest has been paid or duly provided for, to but excluding the next interest payment date or maturity date, as the case may be. The Bank refers to each of these periods as an “interest period.” The amount of accrued interest that the Bank will pay for any Interest Period can be calculated by multiplying the face amount of the Floating Rate Notes then outstanding by an accrued interest factor. This accrued interest factor is computed by adding the interest factor calculated for each day from September 19, 2017, or from the last date the Bank paid interest to you, to the date for which accrued interest is being calculated. The interest factor for each day is computed by dividing the interest rate applicable to that day by 360. If an interest payment date for the Floating Rate Notes falls on a day that is not a business day, the interest payment date shall be postponed to the next succeeding business day unless such next succeeding business day would be in the following month, in which case, the interest payment date shall be the immediately preceding business day.

On any Interest Determination Date, LIBOR will be equal to the offered rate for deposits in U.S. dollars having an index maturity of three months, in amounts of at least U.S.$1,000,000, as such rate appears on “Reuters Page LIBOR01” at approximately 11:00 a.m., London time, on such Interest Determination Date. If on an Interest Determination Date, such rate does not appear on the “Reuters Page LIBOR01” as of 11:00 a.m., London time, or if the “Reuters Page LIBOR01” is not available on such date, the calculation agent will obtain such rate from Bloomberg L.P.’s page “BBAM.”

If no offered rate appears on “Reuters Page LIBOR01” or Bloomberg L.P. page “BBAM” on an Interest Determination Date at approximately 11:00 a.m., London time, then the calculation agent (after consultation with us) will select four major banks in the London interbank market and shall request each of their principal London offices to provide a quotation of the rate at which three-month deposits in U.S. dollars in amounts of at least U.S.$1,000,000 are offered by it to prime banks in the London interbank market, on that date and at that time, that is representative of single transactions at that time. If at least two quotations are provided, LIBOR will be the arithmetic average of the quotations provided. Otherwise, the calculation agent will select three major banks in New York City and shall request each of them to provide a quotation of the rate offered by them at approximately 11:00 a.m., New York City time, on the Interest Determination Date for loans in U.S. dollars to leading European banks having an index maturity of three months for the applicable interest period in an amount of at least U.S.$1,000,000 that is representative of single transactions at that time. If three quotations are provided, LIBOR will be the arithmetic average of the quotations provided. Otherwise, the rate of LIBOR for the next interest period will be set equal to the rate of LIBOR for the immediately preceding interest period.

Upon request from any holder of Floating Rate Notes, the calculation agent will provide the interest rate in effect for the Floating Rate Notes for the current interest period and, if it has been determined, the interest rate to be in effect for the next interest period.

All percentages resulting from any calculation of the interest rate on the Floating Rate Notes will be rounded to the nearest one hundred-thousandth of a percentage point with five one millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all dollar amounts used in or resulting from such calculation on the Floating Rate Notes will be rounded to the nearest cent (with one-half cent being rounded upward). Each calculation of the interest rate on the Floating Rate Notes by the calculation agent will (in absence of manifest error) be final and binding on the holders and us.

The interest rate on the Floating Rate Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application. In no event will the interest rate on the Floating Rate Notes be less than zero.

The “Risk Factors” section of the preliminary prospectus supplement will also be updated to include the following risk factor:

Increased regulatory oversight and changes in the method pursuant to which the LIBOR rates are determined may adversely affect the value of the Floating Rate Notes.

Beginning in 2008, concerns were raised that some of the member banks surveyed by the British Bankers’ Association (the “BBA”) in connection with the calculation of LIBOR across a range of maturities and currencies may have been under-reporting or otherwise manipulating the inter-bank lending rate applicable to them. A number of BBA member banks have entered into settlements with their regulators and law enforcement agencies with respect to alleged manipulation of LIBOR, and investigations were instigated by regulators and governmental authorities in various jurisdictions. If manipulation of LIBOR or another inter-bank lending rate occurred, it may have resulted in that rate being artificially lower (or higher) than it otherwise would have been.

Actions by the BBA, regulators or law enforcement agencies may result in changes to the manner in which LIBOR is determined or the establishment of alternative reference rates. For example, on July 27, 2017, the U.K. Financial Conduct Authority announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021. At this time, it is not possible to predict the effect of any such changes, any establishment of alternative reference rates or any other reforms to LIBOR that may be implemented in the United Kingdom or elsewhere. Uncertainty as to the nature of such potential changes, alternative reference rates or other reforms may adversely affect the trading market for the Floating Rate Notes, the interest on which will be determined by reference to LIBOR.

In the event that a published LIBOR rate is unavailable, the rate on the Floating Rate Notes will be determined as set forth under “Floating Rate Senior Notes due 2022” described above. If a published LIBOR rate is unavailable and banks are unwilling to provide quotations for the calculation of LIBOR, the LIBOR rate on the Floating Rate Notes will be the LIBOR rate in effect for the immediately preceding interest period. As a result, the rate of interest on the Floating Rate Notes may effectively become fixed. If this occurs, the value of the Floating Rate Notes may be adversely affected.

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The Bank expects that delivery of the Notes will be made against payment therefor on or about the third business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade their Notes on the date of pricing should consult their own advisor.

Because Desjardins Securities Inc. is not registered with the U.S. Securities and Exchange Commission (the “SEC”) as a U.S. registered broker-dealer, it will effect offers and sales of the Notes solely outside of the United States or within the United States to the extent permitted by Rules 15a-6 under the Exchange Act through one or more U.S. registered broker-dealers and as permitted by the rules and regulations of the Financial Industry Regulatory Authority Inc.

The Bank has filed a registration statement (File No. 333-215597) (including a base shelf prospectus dated February 1, 2017) and a preliminary prospectus supplement dated September 14, 2017 (including the base shelf prospectus, the “Prospectus”) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website, which may be accessed at www.sedar.com. Alternatively, the Bank or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling Scotia Capital (USA) Inc. at 1-800-372-3930, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, Citigroup Global Markets Inc. at 1-800-831-9146, J.P. Morgan Securities LLC at 212-834-4533, or UBS Securities LLC at 1-888-827-7275.